SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)1

                           Coventry Health Care, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    222862104
                                 (CUSIP Number)

                               Karen E. Shaff, Esq.
                        Principal Financial Group, Inc.
                                 711 High Street
                             Des Moines, Iowa 50392
                                  (515)247-6139
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 with a copy to:

                              John W. Blouch, Esq.
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                                   Suite 410E
                              Washington, DC 20007
                                  (202)223-3500

                                November 30, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Financial Group, Inc.


     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   17,185,824 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             17,185,824 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,185,824  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               25.4%

    14    TYPE OF REPORTING PERSON

               HC

                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Financial Services, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   17,185,824 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             17,185,824 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,185,824  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               25.4%

    14    TYPE OF REPORTING PERSON

               HC

                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Life Insurance Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   17,185,824 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             17,185,824 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,185,824  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               25.4%

    14    TYPE OF REPORTING PERSON

               IC

                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   17,185,824 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             17,185,824 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,185,824  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               25.4%

    14    TYPE OF REPORTING PERSON

               HC

                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Health Care, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]
     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   17,185,824 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             17,185,824 (See Item 5)


    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               17,185,824  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               25.4%

    14    TYPE OF REPORTING PERSON

               CO

         This Amendment No. 2 amends the Schedule 13D filed on April 13, 1998 on behalf of Principal Life Insurance Company (formerly, Principal Mutual Life Insurance), Principal Holding Company and Principal Health Care, Inc., relating to the common stock, par value $0.01 per share, of Coventry Health Care, Inc., a Delaware corporation ("CHC"), as amended on October 17, 2000 by Principal Mutual Holding Company and certain of its subsidiaries (as amended, the "Schedule 13D"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 2 is amended to read as follows:

Item 2.  Identity and Background.

        Effective October 26, 2001, Principal Mutual Holding Company, a former Reporting Person, converted from a mutual insurance holding company to a stock company. In connection with the reorganization, Principal Mutual Holding Company and two of its subsidiaries which were also former Reporting Persons, Principal Financial Group, Inc., an Iowa corporation, and Principal Financial Services, Inc., an Iowa corporation, merged with and into Principal Iowa Newco, Inc., an Iowa corporation, which changed its name to Principal Financial Services, Inc. ("PFS"). PFS is a wholly-owned subsidiary of Principal Financial Group, Inc., a Delaware corporation ("PFG"). PFG and PFS are holding companies. The address of the principal business and principal office of each of PFG and PFS is 711 High Street, Des Moines, Iowa 50392. This Amendment is being filed by PFG, PFS and three of their subsidiaries and former Reporting Persons, Principal Life Insurance Company ("PLIC"), Principal Holding Company ("PH") and Principal Health Care, Inc. ("PHC").

         PLIC is a stock insurance company organized under the laws of the State of Iowa. The present principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

         PH is a corporation incorporated under the laws of the State of Iowa. It is a wholly-owned subsidiary of PLIC. PH is a holding company for the non-life insurance subsidiaries of PLIC. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

         PHC is a corporation incorporated under the laws of the State of Iowa. It is a direct wholly-owned subsidiary of PH and an indirect wholly-owned subsidiary of PLIC. PHC's principal business is the development and administration of managed care arrangements such as preferred provider organizations and health maintenance organizations. The address of PHC's principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

         By virtue of their ownership and control of PHC, PFG, PFS, PLIC and PH have the ultimate voting and dispositive power with respect to the shares of CHC Common Stock held by PHC and may be deemed indirect beneficial owners of all the shares of CHC Common Stock owned by PHC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

         Each of PFG, PFS, PLIC, PH and PHC is hereinafter referred to individually as a "Reporting Person" and collectively as "Reporting Persons." As discussed below, the Reporting Persons collectively may be deemed to be a group, within the meaning of Rule 13d-5(b)(1) under the Act, beneficially owning, in the aggregate, 17,185,824 shares of CHC Common Stock or approximately 25.4% of the outstanding shares of CHC Common Stock within the meaning of Rule 13d-3(a) of the Act.

         Attached as Schedule B hereto and incorporated by reference herein is a list of all Directors and Executive Officers of each Reporting Person. Such Schedule B also sets forth the principal business address and principal occupation or employment of each person listed thereon. To the knowledge of the Reporting Persons, none of the Directors or Executive Officers has had any transactions in shares of CHC Common Stock during the past 60 days, and the only Director or Executive Officer who is a beneficial owner of shares of CHC Common Stock is Elizabeth E. Tallett, who is a director of CHC, owns 500 shares of CHC Common Stock (which she acquired for investment purposes using personal funds and as to which she has sole voting and dispositive power), and has options to acquire an additional 6,000 shares of CHC Common Stock from CHC.

         All the Directors and Executive Officers of the Reporting Persons are United States citizens, except as otherwise indicated on Schedule B.

         During the last five years, except as set forth below, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, except as set forth below, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

Item 4 is amended by adding the following:

Item 4. Purpose of Transaction.

         (a) On November 30, PHC entered into an agreement with CHC pursuant to which it agreed to sell the 15,103,487 shares of outstanding CHC Common Stock which it currently holds. CHC has filed a registration statement under the Securities Act of 1933 covering the sale by PLIC of 8,050,000 shares of CHC Common Stock in a firm-commitment underwritten public offering (File No. 333-74280)(the "Secondary Offering"). The Secondary Offering covers 7,000,000 shares of CHC Common Stock plus an additional 1,050,000 shares subject to an option granted by PHC to the underwriters to cover over-allotments. CHC has agreed to purchase from PLIC (i) at $20.00 per share, the 7,053,487 shares of CHC Common Stock held by PHC and not included in the Secondary Offering (an aggregate purchase price of $141,069,740)and (ii) at the public offering price, any of the shares covered by the over-allotment option and not purchased by the underwriters in the Secondary Offering. CHC has also agreed to purchase for $35 million a warrant owned by PHC to purchase up to 3,075,182 shares of CHC Common Stock (the "Warrant"). Under the Warrant, 2,068,429 shares are currently issuable upon exercise; an additional 1,006,753 shares have vested, but the Warrant is not currently exercisable as to them. CHC intends to finance the CHC Common Stock and Warrant purchases through proceeds of a private placement of its senior notes (the "Private Placement") and cash on hand. CHC's obligation to complete the purchase of that CHC Common Stock and the Warrant is subject to the substantially concurrent closings of the Private Placement and the Secondary Offering. PHC's obligation to complete the Secondary Offering is conditioned on the substantially concurrent closing of CHC's purchase of the CHC Common Stock and the Warrant from PHC. PHC expects the Private Placement and the Secondary Offering to be completed in the first quarter of 2002. CHC has agreed to reimburse PHC for up to $200,000 for expenses incurred in connection with the Secondary Offering and CHC's purchase of CHC Common Stock and the Warrant from PHC.

         Item 5 is amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) - (b)As of the date hereof, PHC beneficially owns in the aggregate 17,185,824 shares of CHC Common Stock (representing approximately 25.4% of the outstanding shares), including of 15,103,487 shares of outstanding CHC common stock which it holds and 2,068,429 shares of CHC common stock as to which it may exercise the Warrant within 60 days. (An additional 1,006,753 shares of CHC common stock are vested under the Warrant, but the Warrant may not be exercised with respect to those shares within 60 days, and the shares are not included herein as shares beneficially owned by PHC.)

         In addition, as of the date hereof, Invista Capital Management, LLC ("Invista"), an indirect wholly-owned subsidiary of PLIC, may be deemed to be the beneficial owner of an additional 13,908 shares of CHC Common Stock. Invista is a Delaware limited liability company. The present principal business activity of Invista is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The address of Invista's principal business and principal office is 699 Walnut, 1800 Hub Tower, Des Moines, Iowa 50309. Invista, using funds provided by holders of certain investment accounts for which Invista acts as investment adviser, acquires from time to time shares of CHC Common Stock for those accounts. Invista has voting and dispositive power with respect to the shares held by the accounts. Shares are acquired and held for the accounts for investment purposes only.

         PFG, PFS, PLIC and PH, by virtue of their ownership and control of PHC, and PFG, PFS and PLIC, by virtue of their ownership and control of Invista, may be deemed to share the power to vote or dispose of, or direct the voting or disposition of, 17,185,824 shares of CHC Common Stock, and therefore may be deemed beneficial owners of the shares of CHC Common Stock beneficially owned by PHC and by Invista within the meaning of Rule 13d-3(a) under the Act.

         The Reporting Persons have acted together for the purposes of acquiring, holding, voting or disposing of CHC Common Stock. Furthermore, PLIC and PHC are parties to the Shareholders' Agreement. The Shareholders' Agreement obligates PLIC and PHC to act in concert with respect to certain matters concerning CHC. As a result, the Reporting Persons may be deemed to constitute a group within the meaning of the Act which pursuant to Rule 13d-5(b)(1) may be deemed to have acquired beneficial ownership of all shares of CHC Common Stock beneficially held by each member of the group, an aggregate of 17,185,824 shares of CHC Common Stock or 25.4% of the outstanding shares of CHC Common Stock.

         (c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named on Exhibit B hereto, has effected any transactions in CHC Common Stock during the past 60 days except as described herein.

         (d) As an investment adviser, Invista invested funds of investment accounts for which Invista acts as investment adviser in CHC Common Stock. Consequently, the persons who have interests in such investment accounts are the beneficiaries of the right to receive dividends from, or the proceeds from the sale of, shares of CHC Common Stock for which Invista may be deemed the beneficial owner.

         (e) Not applicable.

         Item 6 is amended by adding the following: PHC has agreed to sell the shares of CHC Common Stock held by it and the Warrant. See the response to Item 4.

         Item 7 is amended to read as follows:

Item 7.  Exhibits.


Exhibit A:     Joint  Filing  Agreement  dated December 31, 2001,  among the
               Reporting Persons.

Exhibit B:     Directors and Executive  Officers  of  the Reporting  Persons (as
               of December 31, 2001).

Exhibit C:     Shareholders' Agreement dated April 1, 1998, among PLIC, PHC and CHC (previously filed).

Exhibit D:     Warrant dated as of March 31, 1998, issued by CHC to PM
               (previously filed).

Exhibit E:     Purchase  Agreement  by  and among PHC and Warburg, Pincus Equity
               Partners,  L.P., Warburg, Pincus  Netherlands  Equity Partners I,
               C.V., Warburg,  Pincus  Netherlands  Equity  Partners  II, C.V.
               and Warburg,  Pincus Netherlands Equity Partners III, C.V. (the
               "Purchasers")  dated May 5, 2000  (incorporated by reference to
               Exhibit 1 to Amendment No. 6 to Schedule 13D relating, to CHC
               Common Stock filed by the Purchasers, among others, on May 11,
               2000).

Exhibit F:     Agreement dated November 30, 2001 between Coventry Health Care,
               Inc. and Principal Health Care, Inc. (incorporated by reference to Exhibit 2.3 to the Form S-3 registration statement of Coventry
               Health Care, Inc. filed with the SEC on November 30, 2001
               (File No. 333-74280)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2001



                                 PRINCIPAL FINANCIAL GROUP, INC.
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                 PRINCIPAL FINANCIAL SERVICES, INC.
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                 PRINCIPAL LIFE INSURANCE COMPANY
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                 PRINCIPAL HOLDING COMPANY
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Vice President & Corporate Secretary

                                 PRINCIPAL HEALTH CARE, INC.
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                    EXHIBIT A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement on Schedule 13D pertaining to certain securities of Coventry Health Care, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated: December 31, 2001




                                 PRINCIPAL FINANCIAL GROUP, INC.
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                 PRINCIPAL FINANCIAL SERVICES, INC.
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                 PRINCIPAL LIFE INSURANCE COMPANY
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                 PRINCIPAL HOLDING COMPANY
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Vice President & Corporate Secretary

                                 PRINCIPAL HEALTH CARE, INC.
                                 By:/s/Joyce N. Hoffman
                                    -------------------------------
                                    Joyce N. Hoffman
                                    Senior Vice President & Corporate Secretary

                                   EXHIBIT B

            Directors and Executive Officers of the Reporting Persons

                                    Principal Financial Group, Inc.
                                    Principal Financial Services, Inc.
                                    Principal Life Insurance Company


Directors

Betsy J. Bernard
President and Chief Executive Officer
AT&T Consumer
295 North Maple Avenue
Room 4345L1
Basking Ridge, NJ 07920

Jocelyn Carter-Miller
Corporate Vice President and
Chief Marketing Officer
Motorola, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, Florida  33334

David J. Drury
Chairman of the Board
Principal Financial Group
711 High Street
Des Moines, Iowa  50392-0100

C. Daniel Gelatt, Jr.
President
NMT Corporation
Post Office Box 2287
La Crosse, Wisconsin  54602-2287

J. Barry Griswell
President and Chief Executive Officer
Principal Financial Group
711 High Street
Des Moines, Iowa  50392-0100

Sandra L. Helton
Executive Vice President and Chief Financial Officer
Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

Charles S. Johnson
Retired Executive Vice President
DuPont
4935 Mesa Capella Drive
Las Vegas, Nevada  89113-1441

William T. Kerr
Chairman and Chief Executive Officer
Meredith Corporation
1716 Locust Street
Des Moines, Iowa  50309-3023

Lee Liu
Retired Chairman of the Board and
Chief Executive Officer
Alliant Energy Corporation
3086 Loggerhead Road
Cedar Rapids, Iowa  52411

Victor H. Loewenstein*
Senior Director
Egon Zehnder International
10 Cours de Rive
CH-1204 Geneva, Switzerland

Ronald D. Pearson
Chairman and Chief Executive Officer
Hy-Vee, Inc.
5820 Westown Parkway
West Des Moines, Iowa 50266

Federico F. Pena
Managing Director
Vestar Capital Partners
1225 17th Street, Suite 1660
Denver, Colorado  80202

Dr. Donald M. Stewart
President and Chief Executive Officer
The Chicago Community Trust
222 North LaSalle Street, Suite 1400
Chicago, Illinois  60601-1009

Elizabeth E. Tallett*
President and Chief Executive Officer
Dioscor Inc.
48 Federal Twist Road
Stockton, New Jersey  08559


*citizens of the United Kingdom


Executive Officers

The principal business address for all Executive Officers of Principal Financial Group, Inc., Principal Financial Services, Inc. and Principal Life Insurance Company is 711 High Street, Des Moines, Iowa 50392.

David J. Drury
Chairman of the Board

J. Barry Griswell
President and Chief Executive Officer

John E. Aschenbrenner
Executive Vice President

Michael T. Daley
Executive Vice President

Dennis P. Francis
Senior Vice President

Michael H. Gersie
Executive Vice President and Chief Financial Officer

Richard L. Prey
Executive Vice President

Carl C. Williams
Senior Vice President and Chief Information Officer

Karen E. Shaff
Senior Vice President and
General Counsel

Mary A. O'Keefe
Senior Vice President

Norman R. Sorensen
Senior Vice President

Ellen Z. Lamale
Senior Vice President & Chief Actuary

Larry D. Zimpleman
Executive Vice President

                            Principal Holding Company

The principal business address for all Directors and Officers of Principal Holding Company is 711 High Street, Des Moines, Iowa 50392.

Directors                              Title

John E. Aschenbrenner
Dennis P. Francis
Michael H. Gersie
Thomas J. Graf
J. Barry Griswell
Ellen Z. Lamale
Julia M. Lawler
Richard L. Prey
David J. Drury                         Chairman


Officers                               Title

David J. Drury                         Chairman and CEO
J. Barry Griswell                      President
John E. Aschenbrenner                  Senior Vice President
Paul F. Bognanno                       Senior Vice President
C. Robert Duncan                       Senior Vice President
Dennis P. Francis                      Senior Vice President
Michael H. Gersie                      Senior Vice President
Thomas J. Graf                         Senior Vice President
Robb B. Hill                           Senior Vice President
Mary A. O'Keefe                        Senior Vice President
Richard L. Prey                        Senior Vice President
Robert A. Slepicka                     Senior Vice President
Norman R. Sorensen                     Senior Vice President
Carl C. Williams                       Senior Vice President and
                                         Chief Information Officer

                           Principal Health Care, Inc.

The principal business address for all Directors and Officers of Principal Health Care, Inc. is 711 High Street, Des Moines, Iowa 50392.

Director                           Title

John E. Aschenbrenner              Chairman
Gary M. Cain
Michael H. Gersie
J. Barry Griswell
Richard L. Helms


Officer                            Title

Karen E. Shaff                     Senior Vice President and General Counsel
Gary M. Cain                       President
Joyce N. Hoffman                   Senior Vice President and Corporate Secretary